VATECH

TELEFAX

04 FEB 27 AM 7:21

SUPPL

An: To:	SEC	Datum: Date:	2004-02-26
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (Incl. this page):	1
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**	[redacted]	

04010149

VA Technologie AG – Preliminary Figures

VA Technologie AG will announce preliminary figures for 2003 on March 5, 2004.

++++2004-02-26

The listed VA Technologie AG (VA TECH) is a focused Technology and Service Company which provides value to customers over the entire plant life cycle. Leading international positions are held in Metallurgy, Power Generation, Transmission and Distribution, Water Systems and Infrastructure. In 2002, VA TECH achieved sales of EUR 3.9 bn according to IAS with a work force of 17,725 employees.

This and other VA TECH Group press releases are available on the homepage http://www.vatech.at or can be individually received via our automatic mailing service.

Dr. Wolfgang Schwaiger
VA Technologie AG
TX - Strategie, Kommunikation und Investor Relations
Lunzerstrasse 64 A-4031 Linz
Phone: (+43/732) 6986-9222
Fax: (+43/732) 6980-3416
e-mail: wolfgang.schwaiger@vatech.at
Internet:www.vatech.at

PROCESSED
FEB 27 2004
THOMSON FINANCIAL